UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 333-258926

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                           Form 20-F ☒
Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Expansion of mining capacity dated 30 September 2021

Press release

30 September 2021

Argo Blockchain PLC

("Argo" or "the Company")

   Expansion of mining capacity

Argo Blockchain, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce that it has executed a purchase agreement for 20,000 Bitmain Antminer S19J Pro machines, to be paid in periodic installments before final shipment. The initial deposit is currently being funded by the Company's cash reserves. The machines are expected to increase Argo's hashrate by over 2 Exahash and are expected to be delivered and installed at the Company's future Texas facility in monthly batches from Q2 2022 through Q3 2022. Based on existing capacity and previous orders, Argo's mining capacity is expected to be 1.7 Exahash by mid-Q4 2021. This expansion will bring the Company's total mining capacity to 3.7 Exahash by the end of Q3 2022. The Company is pleased to continue and strengthen its longstanding relationship with Bitmain.

This announcement contains inside information and forward looking statements, including with respect to delivery schedules and future hashrate. Actual results could differ from those described herein for a variety of reasons, including unanticipated delays in machine delivery due to component supply shortages or other reasons, or disruptions to the Company's current mining fleet that could reduce future hashrate. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the FCA and the United States Securities and Exchange Commission, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September, 2021	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Alex Appleton Title: Chief Financial Officer Name: Davis Zaffe Title: General Counsel